Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

November 18, 2004
Our ref. No. PI 027

The U.S. Securities and Exc
450 Fifth Street, N.W.
Room 3099
Office of International Corp
Mail Stop 3-7
Washington, D.C. 20549

<u>Re:Mitsubishi Corporation - File No. 82-3784</u>

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Mitsubishi Corporation to Purchase Isuzu Motors Preferred Shares**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Hiroshi Yamada
Deputy General Manager
Investor Relations Office

dlw 11/30

Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

November 18, 2004
Our ref. No. PI 027

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Mitsubishi Corporation to Purchase Isuzu Motors Preferred Shares**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Hiroshi Yamada
Deputy General Manager
Investor Relations Office